December 3, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Via EDGAR

RE:	StanCorp Financial Group, Inc.

Form 10-K for the Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2008

File No. 001-14925

Dear Mr. Rosenberg:

On behalf of StanCorp Financial Group, Inc., and in response to your letter to Mr. Parsons dated November 21, 2008, please be advised that we expect to provide you with a response on or before December 15, 2008. This timeframe contemplates our normal review of the proposed response in conjunction with the timing of your letter. If you would like to discuss this matter further, please do not hesitate to contact me at (971) 321-6530 or by facsimile at (971) 321-5037.

Sincerely,

/s/ Robert M. Erickson
Robert M. Erickson
VP, Controller and Principal Accounting Officer